mc



10035326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/14/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentech Capital Advisors Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 27th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Schultz, Chief Operating Officer/Chief Compliance Officer — (212) 946-3950
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentech Capital Advisors Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Operating Officer/Chief Compliance Officer

Title



Notary Public

PATRICIA PARISELLA
Notary Public, State of New York
No. 43-4980335
Richmond County
Commission Expires April 15, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greentech Capital Advisors Securities, LLC

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Greentech Capital Advisors Securities, LLC:

We have audited the accompanying statement of financial condition of Greentech Capital Advisors Securities, LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Greentech Capital Advisors Securities, LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2010

A member firm of Ernst & Young Global Limited

Greentech Capital Advisors Securities, LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 624,233
Total assets	$ 624,233
Liabilities and member's equity	
Deferred revenue	$ 166,666
Accrued expense	872
Member's equity	456,695
Total liabilities and member's equity	$ 624,233

See accompanying notes.

Greentech Capital Advisors Securities, LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

Greentech Capital Advisors Securities, LLC (the "Company") was incorporated in the state of Delaware on November 25, 2008 and became a registered broker–dealer under the Securities Exchange Act of 1934 and commenced operations on September 14, 2009. The Company is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is a wholly–owned subsidiary of Greentech Capital Advisors, LLC (the "Parent Company"), which is a wholly owned subsidiary of Greentech Capital Advisors, LP. The Company offers financial advisory services, including buy-side and sell-side mergers and acquisitions ("M&A"), exclusive sale transactions, restructurings, private placements and project finance advisory. The Company does not engage in securities transactions, provide clearing facilities or maintain customer accounts.

2. Significant Accounting Policies

Revenue Recognition

The Company recognizes advisory revenue for financial advisory services provided for transactions including buy-side and sell-side M&A, exclusive sale transactions, restructurings, private placements and project financing. Advisory revenues include transaction fees which are earned upon completion of a deal or transaction in accordance with the terms of the engagement letter. Retainer fees (initial transaction fees) are recorded as deferred revenue at the time the engagement letter is signed and recognized as revenue as earned over the estimated period of the engagement. Each engagement is dictated by facts and circumstances which management needs to take into account when estimating the service period over which to recognize the revenue.

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Income Taxes

The Company is a single-member limited liability company and is a disregarded entity for income tax purposes

3. Related Party Transactions

At December 31, 2009, the Company does not hold any related party receivables or payables. The Parent Company and the Company have a Service Agreement in place which states that a portion of the Operating Expenses of the Parent Company including employee salaries and related costs, office rent, equipment rental, amortization and depreciation of assets and other expenses will be allocated to the Company on a monthly basis. This monthly amount is equal to $178,000 and is recorded as "Service Agreement Expense" on the Statement of Operations. This amount is reimbursed by the Parent Company to the Company and recorded as capital contributions for the year ended December 31, 2009.

4. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC Uniform Net Capital Rule, which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital requirements under the Aggregate Indebtedness Standard of Rule 15c3-1 which allows the Company to maintain a minimum net capital equal to an amount established by the SEC. Under this rule, the Company is required to net capital equal to the greater of 1/8 of its aggregate indebtedness (during its first year), or $5,000 which is the standard for Broker Dealers that do not receive customer funds or securities. At December 31, 2009, the Company's net capital was approximately $623,000 which was approximately $618,000 in excess of its minimum net capital requirements. The Company is exempt from SEC Customer Protection Rule, 15c3-3 under subparagraph (k)(2)(i)..

5. Concentrations of Credit Risk

The Company does not engage in any trading or brokerage activities with other counterparties but rather provides financial advisory services to various clients in exchange for transaction/advisory fees. In the event that the clients do not fulfil their payment obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the counterparty.

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits.

6. Subsequent Events

The Company evaluated subsequent events through February 25, 2010 (i.e., the date the financial statements are issued) and found no material impact to the Company's financial condition, results of operations or cash flows.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

To the Management of Greentech Capital Advisors Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by management of Greentech Capital Advisors Securities, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Greentech Capital Advisors Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from September 14, 2009 (commencement of operations) through December 31, 2009. Greentech Capital Advisors Securities, LLC's management is responsible for Greentech Capital Advisors Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting agreement without exception.

2. Compared the amounts derived from the FOCUS or amended FOCUS reports for the fiscal period September 14, 2009 (commencement of operations) through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from September 14, 2009 (commencement of operations) through December 31, 2009, noting agreement without exception.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers and noted no adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, noting agreement without exception.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed and noted no overpayment.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from September 14, 2009 (commencement of operations) through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.


ERNST & YOUNG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068158 FINRA DEC
GREENTECH CAPITAL ADVISORS SECURITIES LLC 5*5
780 3RD AVE 27TH FL
NEW YORK NY 10017-2024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Schultz 212 946 3950

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 872

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (0)

N/A
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 872

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 872

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 872

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greentech Capital Advisors Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 26 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068158 FINRA DEC
GREENTECH CAPITAL ADVISORS SECURITIES LLC 5*5
780 3RD AVE 27TH FL
NEW YORK NY 10017-2024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Schultz 212 946 3950

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 872

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (0)

N/A
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 872

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 872

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 872

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greentech Capital Advisors Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 26 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: